zipzap

Money Transfer On The Go

Remittance market is huge!

From Canada ($23B/yr)

From US, UK/EU, UAE, SA ($253B/yr)

Global Remittances   ($600B+/Yr)



*World Bank

Remittance market is segregated!

- **Western Union has <15% market share**

- **The next top 3 remittance companies < 10% market share (combined)**
    - **MoneyGram (Ant Financial)**
    - **RIA**
    - **UAE Express**

* http://www.critical-reviews.com/money-transfer-trends/
** https://www.saveonsend.com/blog/money-transfer-startups/

Remittance companies miss the mark

 **Slow**

 **Expensive**

 **Inconvenient**

We have a better solution



Fast
Transfers delivered in minutes

Inexpensive
Low Transfer Fees

Convenient
Send transfers with a few clicks

5

We Use A Hybrid of SWIFT/Bank & Blockchain

Proprietary Currency Router technology enables us to efficiently transfer money using either blockchain OR traditional SWIFT banking rails






The ONLY Company With A Hybrid Solution





ZipZap Canada Inc.
Customer Journey:& Funds Flow
Canada – China

Sender initiates the transaction in ZipZap App and funds the transfer with Online Bank Transfer or Debit Card

ZipZap Buys BTC with CAD

Instant Conversion BTC - CNY

CAD

BTC

CNY

ZipZap BitCoin Account

Bitcoin Exchange

CAD

Sender Bank Account (Canada)

ZipZap Bank Account- Canada

Recipient Bank Account (China)

Payment Processor (Canada)

GlobeBill Bank Account - China

CAD

CNY

Consumer receives deposit in their bank Account in China

GlobeBill Converts CAD to CNY

Growth Target

Canada ($23B): **Launched**

US, UK, EU, UAE/SA ($253B): **2017- 2018**

Global Remittances ($600B): **2019+**



Our revenue model

- Transfer Fee: $4.95 per remittance

- FX Fee: Up to 3% on currency conversion

- Membership Plan:

  - Monthly: $25/mo

  - Quarterly: $75/mo

  - Annual: $300/yr

The Competition - Legacy Providers

	ZipZap	Brick & Mortar	Banks
Open 24 x 7 x 365	Yes	No	No
Convenient to Use	Yes	No	No
Membership Plan	Yes	No	No
Unlimited Remittances	Yes	No	No
Digital Currency	Yes	No	No
Delivery Speed	Same Day	1-3 Days	3-5 Days
Transfer Fee*	$4.95	$8 - $12	$25-$45
FX Fee* (%)	3%	4%-6%	6%-8%

* https://remittanceprices.worldbank.org/en/corridor/Canada/Philippines   - based on a $200 Remittance

The Competition - Online/Mobile

	ZipZap	Xoom**	Remitly	World Remit
Hybrid Currency	Yes	No	No	No
Primary Target	Low Skilled Immigrants	High Skilled Immigrants	High Skilled Immigrants	High Skilled Immigrants
Focus on Micro Remittances	Yes	No	No	No
Main Distribution	Community Centers/Retail	Online	Online	Online
Membership Plan	Yes	No	No	No
Unlimited Remittances	Yes	No	No	No
Transfer Fee*	$4.95	$7.95**	$6.95	$6.95

* https://remittanceprices.worldbank.org/en/corridor/Canada/Philippines   - based on a $200 Remittance

**Based on USD prices since Xoom is not yet live in Canada

The Competition - Blockchain Cos

	ZipZap	ABRA	Coins.ph
Hybrid Currency	Yes	No	No
Require Bitcoin	No	Yes	Yes
Licensed	Yes	No	No
Membership Plan	Yes	No	No
Unlimited Remittances	Yes	No	No
Sending Countries	Canada, UK/EU, US	US	Canada, SE Asia
Receiving Countries	India, China, Philippines + dozens more	India, Philippines	Philippines

* https://remittanceprices.worldbank.org/en/corridor/Canada/Philippines   - based on a $200 Remittance

Our plan to succeed

- Create super easy apps that are convenient for the consumers

- Build them on top of a proprietary Currency Router that finds the most economical path. Adaptable to all payment rails.

- Acquire customers through community based, grass roots marketing

- Expand with referral marketing and retain customers w/superior service.

- Launch with Canada-Philippines, India and China corridors

- Promote loyalty and predictable income with Membership plan

- Encourage high volume, low value usage & own Micro Remittances (<$100)

- Add dozens of receiving countries.

- Expand to U.K./EU/U.S./ UAE/SA

Milestones

- All Star Team *(assembled)*

- FINTRAC License *(completed)*

- INTERAC Bank integration *(completed)*

- Currency Router *(developed)*

- Blockchain integration *(completed)*

- Web App and Android/ iOS Mobile Apps *(launched)*

- Canada - Philippines launch *(Nov 2016)*

- Canada - India launch *(Feb 2017)*

- Canada - China launch *(Mar 2017)*

- UK launch *(Jul 2017)*

- US launch *(Oct 2017)*

The Team



Alan Safahi | CEO
30 years exp. in computer,
telecom & Fintech, USC MBA





Ben McSweeney | MD - UK
5+ yrs in sales, business
development, Oxford MBA





Caige Nichols | VP Engr.
14+ years software development





Herbert Magbanua |
Bus Dev Mgr -Canada
18+ years in B2B Sales, Engineer





Ramin Salem | VP Ops & Risks
13+ years in payments processing
and remittances





Thomas Singell
Chief Compliance Officer
5+ years in risk mgmt. and compliance



16

Why we'll win.

- **Superior Technology** - Hybrid of crypto currencies and traditional bank rails

- **Perfect Timing** - Mobile penetration ⬆ Banks' Involvement in Remittances ⬇

- **Revenue Model** - The only remittance company w/ a membership plan model

- **Right Team** - Immigrants with Fintech/Payments/ Compliance background

- **Scalable Unique Acquisition Model** - Online and offline Affiliate Programs

- **Durability** - Sustainable future growth due to increasing global migration

- **Loyalty** - Low skilled customers will be loyal once converted to the ZipZap App

- **Monopoly** - We will *own* Micro Remittances (<$100) category!

Visit: www.zipzap.me

Alan Safahi, CEO

alan.safahi@zipzap.me

Mobile: +1 714 906 2548